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                              August 12, 2021

       Michael O'Connor
       Chief Executive Officer
       Rainmaker Worldwide Inc.
       271 Brock Street
       Peterborough, Ontario Canada K9H 2P8

                                                        Re: Rainmaker Worldwide
Inc.
                                                            Registration
Statement on Form 10
                                                            Filed July 19, 2021
                                                            File No. 000-56311

       Dear Mr. O'Connor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed on July 19, 2021

       Item 1. Business, page 2

   1. Please revise your first paragraph to more prominently disclose that you had revenues of
                                                        $0 and $189,237 and net
losses of $22,645,794 and $8,019,386 for the years ended
                                                        December 31, 2020 and
2019, respectively, and that as of March 31, 2021, you had no revenue and a net loss
of $1,774,323.
   2. In your first paragraph you state you are "currently developing Water-as-a-service projects in various locations
around the globe" and you subsequently disclose that you have
                                                        "concurrently planned
and implemented various WaaS projects in Turks and Caicos,
                                                        Bahamas and Sri Lanka."
Please expand your disclosure in the first paragraph to explain the current status of
your projects.
   3. Please clarify what you mean when you state at the end of this section that "[w]ith project
 Michael O'Connor
Rainmaker Worldwide Inc.
August 12, 2021
Page 2
       implementation believed to be imminent, we expect these pressures to ease and anticipate the emergence of a growth phase for the Company."
Current Projects , page 6

4. Please tell us why you have not included the reference to a project in the Bahamas as you do on page 3.
Item 5 Directors and Executive Officers, page 19

5. Please tell us why you have not included Kelly White who appears to be your VP of
       Finance in this table.
Item 6 Executive Compensation, page 20

6. Please revise to provide the executive compensation disclosure required by Item 402 of
       Regulation S-K. Also, please reconcile the amounts identified in this section with the amounts disclosed in Note 10 to the financial statements on page F-18.
Note 19 Subsequent Events, page F-22

7. Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A. This comment also applies to your interim financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at (202) 551-3645 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Geoff Kruczek at (202)
551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael O'Connor
                                                            Division of
Corporation Finance
Comapany NameRainmaker Worldwide Inc.
                                                            Office of
Manufacturing
August 12, 2021 Page 2
cc:       Arthur Marcus
FirstName LastName